SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN TOWER CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock,

$.01 Par Value Per Share

(Title of Class of Securities)

029912 201

(CUSIP Number of Class of Securities)

(Underlying Class A Common Stock)

Steven B. Dodge

Chairman and Chief Executive Officer

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

William H. Hess, Esq. Executive Vice President and General Counsel American Tower Corporation 116 Huntington Avenue Boston, Massachusetts 02116 (617) 375-7500	Matthew J. Gardella, Esq. Palmer & Dodge LLP 111 Huntington Avenue Boston, Massachusetts 02199 (617) 239-0100

Calculation of Filing Fee*

Transaction Valuation: Not Applicable	Amount of Filing Fee: Not Applicable

*No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following relates solely to preliminary communications made before the commencement of an anticipated voluntary employee stock option exchange program by American Tower Corporation (the “Company”):

On May 22, 2003, stockholders of the Company voted at its Annual Meeting of Stockholders to approve a proposed voluntary employee option exchange program (the “Exchange Program”). The Exchange Program may be commenced at the discretion of the Company’s Board of Directors. The Exchange Program is described in the Company’s Notice of Annual Meeting of Stockholders and Proxy Statement dated April 14, 2003 (the “Proxy Statement”). On May 23, 2003, the Company sent a firm-wide email to employees regarding the stockholder approval of the Exchange Program, which is attached as Exhibit 99.1. The Proxy Statement is filed as Exhibit 99.2.

The information does not constitute an offer to holders of options to purchase the Company’s Class A common stock to exchange their options. At the time the Exchange Program is commenced, the Company will provide to option holders who are eligible to participate in the Exchange Program written materials explaining the terms, conditions and timing of the Exchange Program. Persons who are eligible to participate in the Exchange Program should read these written materials carefully when they become available because they will contain important information about the Exchange Program. The Company will file the materials with the Securities and Exchange Commission as part of a tender offer statement. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.1	Email to employees of the Company dated May 23, 2003.
99.2	Definitive Proxy Statement for Annual Meeting of Stockholders (incorporated by reference to the Company’s Schedule 14A, filed with the Securities and Exchange Commission on April 14, 2003).

1

EXHIBIT INDEX

Exhibit Number	Description
99.1	Email to employees of the Company dated May 23, 2003.
99.2	Definitive Proxy Statement for Annual Meeting of Stockholders (incorporated by reference to the Company’s Schedule 14A, filed with the Securities and Exchange Commission on April 14, 2003).